

September 30, 2014

VIA E-Mail
Mr. Brian D. Lawson
Chief Financial Officer
Brookfield Asset Management, Inc.
Brookfield Place
P.O. Box 762
181 Bay Street, Suite 330
Toronto, Ontario, Canada M5J 2T3

      Re: **Brookfield Asset Management, Inc.**
                   Form 40-F for the year ended December 31, 2013
                   Filed on March 31, 2014
                   File No. 033-97038

Dear Mr. Lawson:

      We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2013

Exhibit 99.2

Note 3 – Segmented Information, pages 102 – 108

1.   We have considered your responses to comments 10 and 12 in your correspondence dated March 13, 2014. You have identified corporate operations as a separate operating segment. It is not clear how corporate operations meet the definition of an operating segment under IFRS 8. Please tell us how you evaluated the guidance outlined in paragraphs 5 through 10 of IFRS 8 in determining that corporate operations meets the definition of an operating segment. Specifically, please explain what revenues are

generated through your corporate operations and how they are not incidental to the activities of your operations as a whole.

Note 30 – Related Party Transactions, page 144

2.   Please clarify whether Partners Limited incurs any expenses (i.e. payment of services for your benefit or provides compensation to any current executives and directors) on your behalf.   To the extent such transactions exist, please clarify how it is accounted for and where such transactions are reflected on your IFRS financial statements.

Form 6-K FILED ON APRIL 7, 2014

Exhibit 99.1

3.   We note your disclosure on page 14 that the total value of shares, DSUs and RSUs beneficially owned, controlled or directed by Mr. Flatt in 2014 is $754,283,225 and your disclosure on page 41 that the value of his total cumulative compensation from 2002 to 2013 was $88,947,200 at December 31, 2013. Please tell us why these amounts are significantly different. In addition, please quantify any amounts received by each of your named executive officers and directors resulting from their ownership, directly or indirectly, in Partners Limited and/or its affiliates.

4.   We note your disclosure on pages 4 and 5 regarding the principal holders of voting shares. Please tell us whether Partners Limited and/or its affiliates continue to acquire or dispose of any Class A or Class B shares, and, if so, please describe how Partners Limited and/or its affiliates acquire or dispose of shares, including how any decisions to acquire or dispose of shares are made.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Brian D. Lawson
Brookfield Asset Management, Inc.
September 30, 2014
Page 3

   You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola at (202) 551-3673 or Jennifer Gowetski at (202) 551-3401 with any other questions.

        Sincerely,

        /s/ Eric McPhee

        Eric McPhee
        Senior Accountant